November 27, 2019

George Murnane
President and Chief Executive Officer
Jet Token Inc.
10845 Griffith Peak Drive, Suite 200
Las Vegas, NV 89135

       Re: Jet Token Inc.
           Offering Statement on Form 1-A
           Filed October 29, 2019
           File No. 024-11103

Dear Mr. Murnane:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 29, 2019

Offering Statement Cover Page, page 1

1. We note your disclosure of the terms for the automatic conversion of your Non-Voting
      Common Stock into voting Common Stock. Please revise to clearly state that investors in your offering will have no voting rights except, if true, those required by Delaware law.
      Revise your disclosure on page 34 to acknowledge the instances in which Delaware law allows non-voting shareholders to vote. Also revise your risk factors to disclose that there is no assurance that any of the events necessary to trigger mandatory conversion of the non-voting common stock into voting stock will occur and investors in this offering should be prepared to hold non-voting stock indefinitely.
 George Murnane
FirstNameInc.
Jet Token LastNameGeorge Murnane
Comapany 27, 2019 Token Inc.
November NameJet
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Implications of Being an Emerging Growth Company, page 3

2. We note your disclosure about qualifying as an emerging growth company and that this status will be significant if and when you become subject to the ongoing reporting requirements of the Exchange Act of 1934. Please revise your disclosures to clarify that you will have no ongoing reporting requirements under the Exchange Act of 1934 following this offering because you are not currently registering your securities under the
         Exchange Act and revise to explain the ongoing reporting obligations you will have if this offering is qualified under Regulation A.
Summary
Our Company, page 5

3. We note your disclosure that you launched your iOS App JetToken in September 2019.
         Please revise your disclosure to clarify the following:

              explain the difference between your references to your iOS App and the "booking platform" and the current development status and proposed future development status of each, including the "payment processing capability" you expect "by year end" and the ability to book charters through you;
              explain the status of your negotiations with Honda Aircraft Company and Gama
              Aviation and when you expect to be able finalize terms and procure the necessary aircraft, the latter of which seems to be tied to the success of this offering;
              explain when you expect to be able to create and sell your Jet Tokens for travel and, considering the aforementioned steps that need still to be taken, tell us what consideration you gave to whether your disclosure around your intent to issue such
              Token is premature.

4. We note your disclosure that when creating and selling your Jet Tokens you will comply with the guidance as set forth in TurnKey Jet, Inc. No Action Letter dated April 3, 2019.
         Please revise your disclosure to remove your intent to rely upon no-action relief issued to a third party, as we believe such reliance would be inappropriate, as discussed in more detail in comment 5 below. Also, revise to remove references to your intent to pursue further guidance from the Strategic Hub for Innovation and Financial Technology
         (FinHub) in advance of the sale or distribution of any tokens, as this reference suggests involvement by FinHub that has not occurred.
5. Please supplementally provide us with a detailed analysis addressing the differences between your proposed digital asset and the digital asset that was the subject of the
         TurnKey Jet, Inc. No Action Letter. In this regard, we note several differences between your disclosure and the facts in the letter, such as your intent to offer Tokens in exchange for a fractional interest in a plane and that you may accept digital currencies as consideration for the Tokens. Explain why the differences should not cause your proposed token to be considered a security. Revise your disclosure to acknowledge that
 George Murnane
FirstNameInc.
Jet Token LastNameGeorge Murnane
Comapany 27, 2019 Token Inc.
November NameJet
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FirstName LastName
         the digital asset you propose to offer could be considered a security, and provide appropriate risk factor disclosure acknowledging as much. See generally "Framework for
         `Investment Contract' Analysis of Digital Assets" available at https://w
ww.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.
Risk Factors, page 8

6. We note your intent to accept digital currencies in exchange for your services. Please revise your disclosure to explain whether you intend to hold digital currency for investment or convert it into fiat currency after receipt. If you intend to hold the digital currency for investment, describe your storage and custodial practices and the related risks thereto.
The Blockchain Technology, page 20

7. Please revise your disclosure to clearly state how you intend to use blockchain technology in your business and why the use of it in your business will include a "significant reduction in financial transaction costs that financial institutions charge in payment settlement for air charter services" and "significantly increase efficiencies in the delivery of air charter services." In doing so, explain to what extent achieving these goals is dependent upon the cooperation and collaboration of third party air charter service providers and how you expect to engage and involve them.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25

8. Please tell us where the costs of development of your App are reflected in your disclosure.
Plan of Operation, page 26

9. We note that you describe several milestones for your business plan. For each milestone discuss how you will perform or achieve each milestone, quantify the estimated cost(s) to achieve each milestone and delineate the timeframe for achieving each milestone.
         Further, please discuss whether you will have to raise additional funds in order to achieve your milestones. Finally, please also include in your discussion a short description of your software development team in Israel and their role in developing your technologies.
Plan of Distribution and Selling Securityholders, page 40

10. We note your disclosure that you have engaged StartEngine Primary, LLC to act as your placement agent. Please augment your disclosure to provide a more detailed description of the services StartEngine will be providing and specifically disclose whether
         StartEngine will find or solicit investors in this offering.
Forum Selection Provision, page 42

11. Your disclosure expresses your belief that the exclusive forum provision contained in your
 George Murnane
Jet Token Inc.
November 27, 2019
Page 4
         Subscription Agreement applies to claims arising under the Securities Act but not the
         Exchange Act. However, Section 6 of your Subscription Agreement seems to exclude all claims "not arising under federal securities laws." Please revise or advise to address these inconsistencies.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief at 202-551-3264 with any questions.



FirstName LastNameGeorge Murnane                               Sincerely,
Comapany NameJet Token Inc.
                                                               Division of
Corporation Finance
November 27, 2019 Page 4                                       Office of Trade
& Services
FirstName LastName